                                   EXHIBIT 99A


                                                              DEXTER CORPORATION

CONDENSED STATEMENT OF INCOME


--------------------------------------------------------------------------------


                                                       Three Months Ended March 31
In thousands of dollars                          -------------------------------------
 (except per share amounts)                         1999            1998        Change
--------------------------                       ---------        ---------     ------

REVENUES
Net sales                                        $ 279,927        $289,915        -3%
Other income                                         2,127           2,286        -7%
                                                 ---------        --------
                                                   282,054         292,201        -3%
EXPENSES
Cost of sales                                      176,149         184,564        -5%
Marketing and administrative                        64,188          62,044       + 3%
Research and development                            13,886          14,076        -1%
Interest                                             6,386           4,308       +48%
Gain on divestiture of product lines               (91,361)
                                                 ---------        --------
INCOME BEFORE TAXES                                112,806          27,209
Income taxes                                        40,611           9,523
                                                 ---------        --------

INCOME BEFORE MINORITY INTERESTS                    72,195          17,686
Minority interests                                   3,361           3,456        -3%
                                                 ---------        --------
NET INCOME                                       $  68,834        $ 14,230
                                                 =========        ========

NET INCOME PER SHARE - BASIC                     $    2.99        $   0.62
NET INCOME PER SHARE - DILUTED                   $    2.98        $   0.61

DIVIDENDS DECLARED PER SHARE                     $    0.26        $   0.24       + 8%

AVERAGE SHARES OUTSTANDING (000) - BASIC            22,999          22,946
AVERAGE SHARES OUTSTANDING (000) - DILUTED          23,125          23,231

--------------------------------------------------------------------------------
See accompanying notes to the condensed consolidated financial statements.

Amounts are unaudited.

                                   EXHIBIT 99B



                                                              DEXTER CORPORATION
CONDENSED STATEMENT OF FINANCIAL POSITION


--------------------------------------------------------------------------------

In thousands of dollars                              MARCH 31        December 31         March 31
(except per share amounts)                           1999               1998             1998
--------------------------                        -----------        -----------        ---------
ASSETS
Cash and short-term securities                    $   126,414        $   111,049        $  68,509
Accounts receivable, net                              171,536            203,872          199,416
Inventories
    Materials and supplies                             54,828             65,180           59,875
    In process and finished                           121,157            129,175          128,236
    LIFO reserve                                      (14,970)           (17,388)         (18,645)
                                                  -----------        -----------        ---------
                                                      161,015            176,967          169,466
Prepaid and deferred expenses                          25,661             25,642           30,469
                                                  -----------        -----------        ---------
    Total current assets                              484,626            517,530          467,860

Property, plant and equipment, at cost, net           321,029            360,456          350,584
Excess of cost over net assets of
    businesses acquired                               122,193            156,989           97,812
Patents, technology, trademarks,
    and covenants                                     115,556            118,152           28,812
Other assets                                           53,516             55,241           45,206
                                                  -----------        -----------        ---------
                                                  $ 1,096,920        $ 1,208,368        $ 990,274
                                                  ===========        ===========        =========



LIABILITIES & SHAREHOLDERS' EQUITY
Short-term debt                                   $    71,035        $    39,810        $  29,962
Current installments of long-term debt                 16,966             17,230           12,924
Accounts payable                                       77,205             91,718          100,514
Accrued liabilities and taxes                         130,928             93,612           88,851
Current environmental reserves                          1,521              1,815            2,200
Dividends payable                                       5,972              5,989            5,508
                                                  -----------        -----------        ---------
    Total current liabilities                         303,627            250,174          239,959

Long-term debt                                        163,976            382,163          185,420
Deferred items                                         42,334             36,160           35,287
Long-term deferred income taxes                        45,427             53,481           22,207
Long-term environmental reserves                       13,364             13,501           13,556
Minority interests                                     85,012             84,340          111,142

Shareholders' equity
    Common stock and paid-in capital                   40,803             40,255           38,333
    Retained earnings                                 480,936            418,074          418,565
    Treasury stock                                    (60,528)           (51,512)         (51,479)
    Accumulated other comprehensive
       income                                         (18,031)           (18,268)         (22,716)
                                                  -----------        -----------        ---------
            Total shareholders' equity                443,180            388,549          382,703
                                                  -----------        -----------        ---------
                                                  $ 1,096,920        $ 1,208,368        $ 990,274
                                                  ===========        ===========        =========

EQUITY PER SHARE                                  $     19.48        $     16.86        $   16.67


--------------------------------------------------------------------------------
See accompanying notes to the condensed consolidated financial statements.

Amounts as of March 31, 1999 and March 31, 1998 are unaudited.

                                   EXHIBIT 99C


                                                                     DEXTER CORPORATION
CONDENSED STATEMENT OF CASH FLOWS


---------------------------------------------------------------------------------------


                                                            Three Months Ended March 31
                                                            ---------------------------
In thousands of dollars                                       1999            1998
---------------------------------------------------------------------------------------
OPERATIONS
Net income                                                  $  68,834        $ 14,230
Noncash items
    Depreciation and amortization                              16,107          12,939
    Gain on divestiture of product lines                      (91,361)
    Income taxes not due                                       35,524           8,092
    Minority interests                                          3,361           3,456
    LIFO inventory credit                                        (350)           (154)
    Equity in net income of affiliates                           (205)           (827)
    Other                                                          32            (254)
Operating working capital increase                            (28,681)        (24,314)
                                                            ---------        --------
                                                                3,261          13,168
                                                            ---------        --------
INVESTMENTS
Property, plant and equipment                                 (17,016)        (17,069)
Acquisitions                                                   (1,514)         (1,047)
Divestitures                                                  228,716
Joint ventures                                                                  1,153
Proceeds from exercise of LTI stock options                     1,593           2,775
Other                                                             794           1,757
                                                            ---------        --------
                                                              212,573         (12,431)
                                                            ---------        --------
FINANCING
Long-term debt, net                                          (216,000)         10,193
Short-term debt, net                                           31,305          (5,423)
Dividends paid                                                 (5,989)         (5,506)
LTI dividends paid to minority interest shareholders             (633)           (555)
Purchase of treasury stock                                     (7,154)
Other                                                             (42)            521
                                                            ---------        --------
                                                             (198,513)           (770)
                                                            ---------        --------
INCREASE (DECREASE) IN CASH AND SHORT-TERM SECURITIES       $  17,321        $    (33)
                                                            =========        ========


RECONCILIATION OF INCREASE (DECREASE) IN CASH AND
   SHORT-TERM SECURITIES
Cash and short-term securities at beginning of period       $ 111,049        $ 68,306
Cash and short-term securities at end of period               126,414          68,509
                                                            ---------        --------
Increase in cash and short-term securities
     per Statement of Financial Position                       15,365             203
Currency translation effects                                    1,956            (236)
                                                            ---------        --------
                                                            $  17,321        $    (33)
                                                            =========        ========
---------------------------------------------------------------------------------------


See accompanying notes to the condensed consolidated financial statements.

Amounts are unaudited.

                                   EXHIBIT 99D



                                                              DEXTER CORPORATION
CONDENSED STATEMENT OF COMPREHENSIVE INCOME


--------------------------------------------------------------------------------

                                                     Three
                                              Months Ended March 31
                                             -------------------------
In thousands of dollars                        1999            1998
--------------------------------------------------------------------------------

NET INCOME                                   $ 68,834        $ 14,230
                                             --------        --------

OTHER COMPREHENSIVE INCOME, NET OF TAX
  Currency translation effects                    422             247
  Unrealized losses on investments               (185)            (38)
                                             --------        --------
OTHER COMPREHENSIVE INCOME                        237             209
                                             --------        --------

COMPREHENSIVE INCOME                         $ 69,071        $ 14,439
                                             ========        ========


--------------------------------------------------------------------------------

See accompanying notes to the condensed consolidated financial statements.

Amounts are unaudited.

                                   EXHIBIT 99E


                                                              DEXTER CORPORATION

NET SALES BY SEGMENT


--------------------------------------------------------------------------------


                                  Three Months Ended March 31
                              -------------------------------------

In thousands of dollars         1999           1998          Change
--------------------------------------------------------------------------------

LIFE SCIENCES                 $ 99,537       $ 88,355        +13%

NONWOVENS                       69,390         66,802        + 4%

SPECIALTY POLYMERS (a)         111,000        134,758        -18%
                              --------       --------

CONSOLIDATED                  $279,927       $289,915        - 3%
                              ========       ========


(a) The effect of businesses divested decreased net sales in the Specialty Polymers segment by $18.1 million, or 13%.

--------------------------------------------------------------------------------

OPERATING INCOME BY SEGMENT


--------------------------------------------------------------------------------

                                                    Three Months Ended
                                                        March 31
                                          ---------------------------------------
In thousands of dollars                     1999             1998          Change
---------------------------------------------------------------------------------


LIFE SCIENCES (a)                         $  13,825        $ 13,489        + 2%

NONWOVENS                                     8,705           9,548        - 9%

SPECIALTY POLYMERS (b)                      100,742          11,269
                                          ---------        --------

   CONSOLIDATED OPERATING INCOME            123,272          34,306

OTHER INCOME, NET                               936           1,469        -36%

INTEREST EXPENSE                             (6,386)         (4,308)       +48%

GENERAL CORPORATE EXPENSE                    (5,016)         (4,258)       +18%
                                          ---------        --------


   CONSOLIDATED INCOME BEFORE TAXES       $ 112,806        $ 27,209
                                          =========        ========

(a) Life Sciences operating income includes $3.5 million of amortization charges associated with Dexter's increased ownership in LTI.

(b) The gain on the divestiture of product lines increased operating income in the Specialty Polymers segment by $91.4 million.


--------------------------------------------------------------------------------


Amounts are unaudited.

                                   Exhibit 99f


                               Dexter Corporation
              Notes to Condensed Consolidated Financial Statements


Note 1 - In the opinion of the Company's management, the unaudited condensed consolidated financial statements reflect adjustments of a normal recurring nature which are necessary to present fairly the results for the interim periods. The notes to the condensed consolidated financial statements, including management's discussion in Part 1, Item 2 of this Form 10-Q, are incorporated as part of these condensed consolidated financial statements. The year-end condensed balance sheet data was derived from the audited financial statements.

Note 2 - Presented below is the reconciliation between basic earnings per share and diluted earnings per share for the three-month period ended March 31, 1999 and 1998:


                                     Three Months ended March 31
Amounts in thousands                 ---------------------------
(except per share data)                 1999            1998
-----------------------               --------        --------
EARNINGS PER SHARE - BASIC:
  Net income                          $ 68,834        $ 14,230
  Weighted average shares
    outstanding                         22,999          22,946
  Earnings per share - basic          $   2.99        $    .62

EARNINGS PER SHARE - DILUTED:
  Net income                          $ 68,834        $ 14,230
  Effect of subsidiary dilutive
    options on net income                  (21)           (109)
                                      --------        --------
                                      $ 68,813        $ 14,121
                                      ========        ========
  Weighted average shares
    outstanding                         22,999          22,946
  Weighted average effect of
    common stock equivalents               126             285
                                      --------        --------
                                        23,125          23,231
                                      ========        ========
  Earnings per share - diluted        $   2.98        $    .61

                                   Exhibit 99f


                               Dexter Corporation
        Notes to Condensed Consolidated Financial Statements (continued)


Note 3 - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is currently evaluating the impact of SFAS No. 133 on its financial reporting practices.

Note 4 - The following are included as components of Common Stock and Paid-in
         Capital:

COMMON STOCK & PAID-IN CAPITAL   MARCH 31,     DECEMBER 31,      MARCH 31,
(IN THOUSANDS OF DOLLARS)         1999            1998            1998
------------------------------  ----------     ------------      --------

Common stock                    $ 24,984        $ 24,984        $ 24,984
Paid-in capital                   17,565          17,689          17,021
Unearned compensation on
  restricted stock                (1,746)         (2,418)         (3,672)
                                --------        --------        --------
                                $ 40,803        $ 40,255        $ 38,333
                                ========        ========        ========

Note 5 - The following are included as components of Accumulated Other Comprehensive Income:

ACCUMULATED OTHER COMPREHENSIVE            MARCH 31,      DECEMBER 31,      MARCH 31,
INCOME (IN THOUSANDS OF DOLLARS)              1999            1998            1998
--------------------------------           --------       -----------     -----------

Currency translation effects               ($17,435)       ($17,857)       ($22,228)
Unrealized losses on investments               (575)           (390)           (464)
Minimum pension liability adjustment            (21)            (21)            (24)
                                           --------        --------        --------
                                           ($18,031)       ($18,268)       ($22,716)
                                           ========        ========        ========

Note 6 - Presented below is a reconciliation of currency translation effects, included in the Statement of Comprehensive Income, for reclassification adjustments due to divestitures:


                                       MARCH 31,
IN THOUSANDS OF DOLLARS                   1999
-----------------------                ---------
Currency translation effects           ($8,152)
Plus: Reclassification adjustments
      for losses included in net
      income due to divestitures          8,574
                                       --------
Net currency translation effects       $    422
                                       ========

                                 Exhibit 99f


                               Dexter Corporation
        Notes to Condensed Consolidated Financial Statements (continued)


Note 7 - In August 1998, the Company entered into a purchase and sale agreement to sell certain assets and stock of its Packaging Coatings business and Dexter SAS to The Valspar Corporation. The sale of these businesses was subject to regulatory approval and customary closing conditions. This transaction was completed in February 1999 with total proceeds of $225 million subject to post-closure adjustments.

         In January 1999, the Company divested its 40% interest in Akzo Dexter Aerospace Finishes VoF, a joint venture between the Company and Akzo Nobel NV, to Akzo Nobel NV for approximately book value.

Note 8 - In December 1998, Dexter acquired an additional 22% ownership of
         LTI. As a result of the acquisition, Dexter owns an aggregate of approximately 71% of the total number of issued and outstanding shares of LTI.

         The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had taken place on January 1, 1998.

             In Thousands of Dollars
           (except per share amounts)              Three Months Ended March 31, 1998
           --------------------------              ---------------------------------

              Net Sales                                       $289,915
              Net Income                                      $ 11,382
              Net Income Per Share - diluted                  $    .49

         These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as the charges for acquired-in-process research and development and transaction costs, additional amortization expense, and increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated, or which may result in the future.

Note 9 - Assets in the Specialty Polymers segment at March 31, 1999 were $255.9 million, a decrease of $162.1 million, compared with $418 million at December 31, 1998. This decrease was primarily due to the divestiture of the Packaging Coatings business, including Dexter SAS, in February 1999.

                                 Exhibit 99f


                              Dexter Corporation
       Notes to Condensed Consolidated Financial Statements (continued)


Note 10 - The Company and its subsidiaries are subject to potential liability under government regulations, contractual and other matters, and various claims and legal actions which are pending or may be asserted. These matters arise in the ordinary course and conduct of the business of the Company and its subsidiaries and some are expected to be covered, at least in part, by insurance. At March 31, 1999, $0.2 million of current and $5 million of long-term receivables from third party insurance companies are included as assets of the Company. Equal and offsetting payables to third parties are included as liabilities of the Company. It is reasonably possible that some of the potential claims and legal actions that may be asserted against LTI could be decided unfavorably to LTI and, if so, this could have a material adverse effect on the Company's operating results or cash flows in future reporting periods. While the outcome of all of the pending and potential claims and legal actions against the Company and its subsidiaries cannot be forecast with certainty, management believes that, with the possible exception of the potential liability of LTI described above, such matters should not result in any liability which would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of Dexter Corporation

We have reviewed the accompanying condensed statement of financial position of Dexter Corporation as of March 31, 1999 and 1998, and the related condensed statements of income, comprehensive income, and cash flows for the three-month periods then ended. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated statement of financial position of Dexter Corporation as of December 31, 1998 and the related consolidated statements of income, cash flows, and changes in shareholders' equity for the year then ended (not presented herein); and in our report dated February 9, 1999, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed statement of financial position as of December 31, 1998 is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.


/s/ PricewaterhouseCoopers LLP
-------------------------------------
PricewaterhouseCoopers LLP


Springfield, Massachusetts
April 19, 1999